UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2005

                            GRUPO TELEVISA, S.A.
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              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
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     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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[LOGO - TELEVISA]                                     PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE

     GRUPO TELEVISA, S.A. ANNOUNCES FINAL RESULTS OF ITS TENDER OFFERS

Mexico City, March 29, 2005- Grupo Televisa, S.A. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) today confirmed final results of its previously announced Tender Offers for any and all of its U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011, which expired on Monday, March 21, 2005, and for the 8.15% UDI-denominated Notes due 2007, which expired on Wednesday, March 23, 2005.

At the expiration  time, the Company had received  tenders from the holders of approximately U.S.$222 million in aggregate principal amount of the outstanding 8.00% Senior Notes due 2011, representing approximately 74% of the outstanding principal amount of these Notes, and approximately Ps.2,935 million (equivalent to approximately U.S.$262 million) in aggregate principal amount of the outstanding 8.15% UDI-denominated Notes due 2007, representing approximately 76% of the outstanding principal amount of these Notes.

As a result of these tender offers and the consummation of its previously announced offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025, Televisa expects to reduce interest expense by approximately U.S.$8 million and U.S.$12 million per year in 2005 and 2006, respectively. Additionally, with these transactions, Televisa extends the average term of maturity of its debt from 8.2 to 9.5 years.

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACTS:
  INVESTOR RELATIONS:
    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  March 30, 2005                    By /s/ Jorge Lutteroth Echegoyen
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                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President